Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

September 10, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

RE:	Access U.S. Oil & Gas, Inc.
Registration Statement on Form S-1
Filed August 14, 2014
File No. 333-198155

Dear Ms. Breslin:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Access U.S. Oil & Gas, Inc. (the “Company”).

The Company has addressed the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 21, 2014.  In particular, the Company has included in the amended Form S-1 the financial statements for the interim period ending June 30, 2014 and also made appropriate and applicable updates throughout the Form S-1.

We look forward to your substantive comments (if any) once the Staff has completed its full review of the instant Registration Statement.  Should you have any questions or concerns in the interim, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338.  In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates